

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 8, 2008

Mr. Pieter DuRand
Chief Executive Officer
Echo Resources Inc.
500 Australian Avenue South, Suite 700
West Palm Beach FL33401

>   **Re: Echo Resources Inc.**
>   **Form 10-KSB/A2 for the Fiscal Year Ended December 31, 2007**
>   **Filed on September 25, 2008**
>   **Response Letter dated September 25, 2008**
>   **File No. 000-26703**

Dear Mr. DuRand:

We have reviewed your filing and response letter and have the following additional comments. We have limited our review of your filing to the disclosures pertaining to the evaluation of your disclosure controls and procedures and internal control over financial reporting.

Specifically, with respect to internal control, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-B. Where indicated, we think you should revise your document in response to these comments; however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

Form 10-KSB/A2 for the Fiscal Year Ended December 31, 2007

General

1.   We note that you did not acknowledge the several points listed in the closing section of our July 21, 2008 comment letter. Therefore, we are again requesting that you acknowledge these points, as described at the end of this letter.

Controls and Procedures, page 9

2.	We note your September 25, 2008 response, indicating that while you believe your disclosure had clearly indicated that you did perform an assessment of internal control over financial reporting, you would be filing a second amendment to your annual report on Form 10-KSB "…to ensure such clarity."

We see no disclosure in your initial filing or first amendment indicating that you conducted an assessment of your internal control over financial reporting, as you suggest, or stating whether such control was effective. We also see no disclosure in your second amendment offering the clarity referred to in your response.

Please understand that the disclosure required about internal control over financial reporting under Item 308(a) of Regulation S-B is incremental to and different from the disclosure required about disclosure controls and procedures under Item 307 of Regulation S-B. We reissue prior comment 2.

3.	On a related point, your disclosure about the effectiveness of your disclosure controls and procedures indicates you performed an evaluation as of December 31, 2007. However, your view about effectiveness is stated as of December 31, 2006. Please amend your filing as necessary to comply with Item 307 of Regulation S-B. Please be advised that since you initially omitted the disclosures required under Item 308 of Regulation S-B, it appears evident that such controls and procedures were not effective as of year-end.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or me at (202) 551-3686 if you have questions regarding these comments.

Sincerely,

Karl Hiller
Branch Chief